

June 16, 2023

Koichi Ishizuka
Chief Executive Officer
WB Burgers Asia, Inc.
3F K's Minamiaoyama
6-6-20 Minamiaoyama
Minato-ku, Tokyo 107-0062, Japan

> **Re: WB Burgers Asia, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2022**
> **Filed June 2, 2023**
> **File No. 000-56233**

Dear Koichi Ishizuka:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2022

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F2

1. Please amend your filing to include an audit opinion which refers to your fiscal years ended July 31, 2022 and July 31, 2021. In doing so, ensure the amendment includes the entirety of Item 8 and includes updated certifications that refer to the Form 10-K/A.

Koichi Ishizuka
WB Burgers Asia, Inc.
June 16, 2023
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services